Exhibit (k)(8)

Committed Facility Agreement

BNP PARIBAS PRIME BROKERAGE INTERNATIONAL, LTD. (“BNPP PB”) and the counterparty specified on the signature page hereto (“Customer”), hereby enter into this Committed Facility Agreement (this “Agreement”), dated as of the date specified on the signature page hereto.

Whereas BNP Paribas Prime Brokerage, Inc. (“BNPP PB, Inc.”) and Customer have entered into the U.S. PB Agreement, dated as of the date hereof (the “U.S. PB Agreement”) and BNPP PB and Customer have entered into the PBI Agreement, dated as of the date hereof (the “PBI Agreement”);

Whereas BNPP PB, Customer and State Street Bank and Trust Company (including any successor custodian thereto, the “Custodian”) have entered into a Special Custody and Pledge Agreement, dated on or about the date hereof and BNPP PB, Inc., Customer and the Custodian have entered in a Special Custody and Pledge Agreement dated on or about the date hereof (collectively, the “Special Custody Agreements” and, together with this Agreement, the U.S. PB Agreement, and the PBI Agreement, the “40 Act Financing Agreements”); and

Whereas this Agreement supplements and forms part of the other 40 Act Financing Agreements and sets out the terms of the commitment of BNPP PB to provide financing to Customer under the 40 Act Financing Agreements.

Now, therefore, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1.	Definitions –

(a)	Capitalized terms not defined in this Agreement have the respective meanings assigned to them in the Account Agreement. The 40 Act Financing Agreements are included in the term “Contract,” as defined in the Account Agreement.

(b)	“Account Agreement” means the Account Agreement as set forth and provided for in the PBI Agreement and, to the extent this Agreement has been assigned to BNPP PB, Inc., the U.S. PB Agreement.

(c)	“Borrowing” means a draw of cash financing by Customer from BNPP PB pursuant to Section 2 of this Agreement, denominated in a currency set forth in Appendix B attached hereto.

(d)	“Closing Date” means November 1, 2017.

(e)	“Collateral Requirements” means the collateral requirements set forth in Appendix A attached hereto.

(f)	“Eligible Margin Collateral” means cash or Eligible Securities.

(g)	“Funding Event” means on any day, (the “Rating Decline Date of Determination”) BNP Paribas’ long-term credit rating has declined to a level three or more notches below its highest rating (by the same rating agency) subsequent to the date of this Agreement by any of Standard & Poor’s Ratings Services, Moody’s Investor Service, Inc. or Fitch Ratings, Ltd. during the period beginning on and including the Closing Date and ending on and including the Rating Decline Date of Determination.

(h)

“Maximum Commitment Financing” means (i) during the period of ten (10) Business Days following the Closing Date, the amount determined by BNPP PB, and (ii) on any date after the tenth (10) Business Day following the Closing Date, an amount equal to the average amount of Outstanding Debit Financing held by Customer over the ten (10) Business Days immediately preceding such date.

(i)	“Net Asset Value” with respect to any person or entity means such person’s net asset value calculated in accordance with generally accepted accounting principles in the United States.

(j)	“Net Asset Value Floor” means, with respect to Customer, an amount equal to the greater of (i) USD $10,000,000 or (ii) 50% of the Net Asset Value of Customer, calculated based on Customer’s Net Asset Value as of its most recent fiscal year end subsequent to the date hereof.

(k)	“Net Asset Value Per Share” with respect to any person or entity means such person’s Net Asset Value divided by the number of such person’s shares issued and outstanding as of the date of calculation.

(l)	“Notice Date” means the day on which BNPP PB delivers the Facility Modification Notice.

(m)	“Outstanding Debit Financing” means the aggregate cash borrowings under the 40 Act Financing Agreements. For the purposes of calculating such aggregate cash borrowings, if Customer holds debit cash balances in non-USD currencies, BNPP PB will convert each of these balances into USD at prevailing market rates, such rates to be disclosed to Customer upon request, to determine Customer’s aggregate cash borrowings.

(n)	“1940 Act” means the Investment Company Act of 1940, as amended.

2.	Borrowings –

Subject to the terms hereof, BNPP PB shall make available cash financing under 40 Act Financing Agreements in an amount up to the Maximum Commitment Financing. Such cash financing shall be made available in immediately available funds. Customer may borrow under this Section 2, prepay pursuant to Section 4 and reborrow under this Section 2 without penalty.

On the Closing Date, subject to the terms hereof, BNPP PB shall make funds available to Customer in an amount approved by BNPP PB. Each subsequent Borrowing shall be made on written notice (the “Borrow Request”), given by Customer to BNPP PB not later than 11:00 a.m. (New York City time) on the Business Day immediately preceding the date of the proposed Borrowing (which must be a Business Day). Subject to Section 7, BNPP PB shall, before 11:00 a.m. (New York City time) on the date of such Borrowing, make available to Customer the amount of such Borrowing payable to the account designated by Customer in such Borrow Request.

3.	Repayment –

(a)	Upon the occurrence of a Facility Termination Event, an event described in Section 15(a) hereof, or the date specified in the Facility Modification Notice as described in Section 6, all Borrowings (including all accrued and unpaid interest thereon and all other amounts owing or payable hereunder) may be recalled by BNPP PB in accordance with Section 1 of the Account Agreement.

(b)	Upon the occurrence of a Default, the BNPP Entities shall have the right to take any action described in Section 13(b) hereof.

4.	Prepayments –

Customer may, upon at least one Business Day’s notice to BNPP PB, stating the proposed date and aggregate principal amount of the prepayment, prepay all or any portion of the outstanding principal amount of the Outstanding Debit Financing, together with accrued interest to the date of such prepayment on the principal amount prepaid; provided that Customer shall continue to be obligated to pay the Commitment Fee as set forth in Appendix B.

5.	Interest –

Customer shall pay interest on the outstanding principal amount of each Borrowing from the date of such Borrowing until such principal amount has been paid in full, at the rates specified in Appendix B attached hereto. Such interest shall be payable monthly, and if not paid when due, any unpaid interest shall be capitalized on the principal balance as additional cash borrowing by Customer and, for the avoidance of doubt, failure to pay such capitalized interest shall not constitute a Facility Termination Event.

6.	Scope of Committed Facility –

Subject to Section 7, BNPP PB may not take any of the following actions except upon at least 179 calendar days’ prior written notice to Customer (the “Facility Modification Notice”):

(a)	modify the method for calculating the Collateral Requirements;

(b)	recall or cause repayment of any Borrowings under this Agreement;

(c)	modify the interest rate spread on Borrowings under this Agreement, as set forth in Appendix B attached hereto;

(d)	modify the fees, charges or expenses as set forth in Appendix B attached hereto; or

(e)	terminate this Agreement or any of the other 40 Act Financing Agreements.

BNPP PB shall provide written notice to Customer of any downgrade of BNP Paribas’ long-term credit rating by any of Standard & Poor’s Ratings Services, Moody’s Investor Service, Inc. or Fitch Ratings, Ltd., and shall provide written notice to Customer of the occurrence of any Funding Event (a “Funding Event Notice”).

Customer may at any time in its sole discretion provide written notice to BNPP PB that it elects to replace this facility with a 29-day committed facility (the “29-Day Option Notice”), and upon delivery of the 29-Day Option Notice, this Agreement shall be deemed amended without further action by the parties as follows: (i) the number “179” where appearing in this section 6 shall be replaced with the number “29”, (ii) the language “100 bps” on Appendix B shall be replaced with the language “90 bps”, and (iii) the definition of “Funding Event”, as well as the last paragraph of this Section 6, shall be deleted.

If Customer has not delivered a 29-Day Option Notice, then notwithstanding anything to the contrary herein, on or at any time after the occurrence of a Funding Event, BNPP PB shall have the option to terminate this Agreement immediately upon written notice to Customer (“Funding Event Option”). Upon termination resulting from the exercise of the Funding Event Option, BNPP PB shall pay to Customer a fee equal to 100 bps on the amount of Maximum Commitment Financing calculated as of the date of such termination.

7.	Conditions for Committed Facility –

The commitment as set forth in Sections 2 and 6 only applies so long as –

(a)	Customer satisfies the Collateral Requirements (after giving effect to any applicable notice requirement or grace period);

(b)	no Default or Facility Termination Event has occurred and is continuing;

(c)	Customer is not bankrupt, insolvent, or subject to any bankruptcy, reorganization, insolvency or similar proceeding; and

(d)	there has not occurred any termination of this Agreement (including, without limitation, pursuant to Section 15).

8.	Arrangement and Commitment Fees –

(a)	Customer shall pay when due an Arrangement Fee as set forth in Appendix B.

(b)	Customer shall pay when due a Commitment Fee as set forth in Appendix B.

9.	Substitution –

(a)	After BNPP PB sends a Facility Modification Notice for termination pursuant to Section 6(e), Customer may, subject to the Special Custody Agreements, (i) purchase and sell portfolio securities in the ordinary course of business consistent with its investment restrictions and (ii) substitute collateral in the form of securities if the total Collateral Requirement does not increase by more than 5% as a result of such substitution in any given day, nor 10% in any given month, unless otherwise approved by BNPP PB (including via email); provided that for substitutions of rehypothecated collateral, such collateral shall be returned for substitution within a commercially reasonable period (in any event no sooner than the standard settlement period applicable to such collateral).

(b)	Otherwise, Customer may, subject to the Special Custody Agreements, substitute collateral, provided that for substitutions of rehypothecated collateral, such collateral shall be returned for substitution within a commercially reasonable period (in any event no sooner than the standard settlement period applicable to such collateral).

10.	Collateral Delivery –

If notice of a Collateral Requirement is sent to Customer: (i) on or before 11:00 a.m. (New York City time) on any Business Day, then Customer shall deliver Eligible Margin Collateral sufficient to satisfy the Collateral Requirements no later than the close of business on such Business Day, and (ii) after 11:00 a.m. (New York City time) on any Business Day, then Customer shall deliver Eligible Margin Collateral sufficient to satisfy the Collateral Requirements no later than the close of business on the immediately succeeding Business Day.

11.	Representations and Warranties –

Customer hereby makes all the representations and warranties set forth in Section 5 of the Account Agreement, which are deemed to refer to this Agreement, and such representations and warranties shall survive each transaction and the termination of the 40 Act Financing Agreements until such time as Customer has satisfied all Obligations and no assets remain in any Accounts.

12.	Financial Information –

Customer shall provide or cause to be provided to BNPP PB copies of –

(a)	the most recent annual report on Form N-CSR of Customer, containing financial statements certified by independent certified public accountants and prepared in accordance with generally accepted accounting principles in the United States, as soon as available and in any event within one hundred twenty (120) calendar days after the end of each fiscal year of Customer;

(b)	the most recent semi-annual report on Form N-CSRS of Customer, containing financial statements prepared in accordance with generally accepted accounting principles in the United States, as soon as available and in any event within seventy (70) calendar days after the end of the second fiscal quarter of each fiscal year of Customer;

(c)	a monthly statement of the leverage and asset coverage ratios of Customer and the Net Asset Value of Customer, as of the last day of each calendar month as soon as available and in any event within thirty (30) calendar days after the end of each calendar month delivered to rcm_regulated_funds@us.bnpparibas.com; and

(d)	the estimated Net Asset Value statement of Customer within one (1) Business Day of written request therefor by BNPP PB.

Notwithstanding anything to the contrary herein, to the extent that any of Customer’s Net Asset Value, most recent annual report on Form N-CSR or most recent semi-annual report on Form N-CSRS (the “Reports”) is publicly available on either Customer’s website or filed with the U.S. Securities and Exchange Commission (the “SEC”) and publicly available at http://www.sec.gov, such Report shall be deemed to have been provided to BNPP PB in satisfaction of the requirements of this Section 12 without any further action by Customer.

13.	Termination –

(a)	Upon the occurrence and continuation of a Facility Termination Event, BNPP PB shall have the right to terminate this Agreement, accelerate the maturity of any and all Borrowings to be immediately due and payable, modify the method for calculating the Collateral Requirements, and modify any interest rate spread, fees, charges, or expenses, in each case, in accordance with the timeframes specified in the Account Agreement.

(b)	Upon the occurrence of a Default, if such Default is at that time continuing, the BNPP Entities may terminate any of the 40 Act Financing Agreements and/or take Default Action or any other action provided for under the 40 Act Financing Agreements.

(c)	Each of the following events constitutes a “Facility Termination Event”:

i.	the occurrence of a repudiation, misrepresentation, material breach or the occurrence of a default, termination event or similar condition (howsoever characterized, which, for the avoidance of doubt, includes the occurrence of an Additional Termination Event under an ISDA Master Agreement) by Customer under any contract or agreement with a third party which has resulted in the relevant contract being declared due and payable prior to the time it otherwise would have been due and payable, where the aggregate principal amount of any such contract or agreement (which, for the avoidance of doubt, includes any obligations with respect to borrowed money or other assets in connection with such contract or agreement) is not less than 3% of the Net Asset Value of Customer;

ii.	upon at least 90 calendar days’ notice by BNPP PB to Customer, there occurs any change in BNPP PB’s interpretation of any Applicable Law or the adoption of or any change in the same (including, for the avoidance of doubt, any new or amended rules, requests, guidelines and directives promulgated in connection with current Applicable Law, including the Dodd-Frank Wall Street Reform and Consumer Protection Act) that, in the reasonable opinion of counsel to BNPP PB, has the effect with regard to BNPP PB of materially impeding or prohibiting the arrangements under the 40 Act Financing Agreements (including, but not limited to, imposing or adversely modifying or affecting the amount of regulatory capital to be maintained by BNPP PB); provided, however, BNPP applies the same interpretation, adoption or change to all similarly situated PB customers, as determined in BNPP PB’s good faith discretion;

iii.	(A) as of the final Business Day of each calendar month, the Net Asset Value Per Share of Customer has declined by thirty percent (30%) or more from the Net Asset Value Per Share of Customer as of the final Business Day of the preceding calendar month; (B) as of the final Business Day of each calendar quarter, the Net Asset Value Per Share of Customer has declined by forty percent (40%) or more from the Net Asset Value Per Share of Customer as of the final Business Day of the preceding calendar quarter; or (C) as of the final Business Day of each calendar year, the Net Asset Value Per Share of Customer has declined by fifty percent (50%) or more from the Net Asset Value Per Share of Customer as of the final Business Day of the preceding calendar year;

iv.	the investment advisory agreement between Customer and its investment adviser (the “Advisor”) is terminated or the Advisor otherwise ceases to act as the investment adviser of Customer; provided, however, such termination or cessation shall not constitute a Facility Termination Event if there is a replacement investment adviser appointed immediately who is either (A) an affiliate of the Advisor or (B) acceptable to BNPP PB in its good faith discretion;

v.	a violation of Section 18 of the 1940 Act; except reliance by Customer on any exemptive relief granted to it by the Securities and Exchange Commission will not be considered a violation of Section 18;

vi.	Customer is not classified as a “closed-end company” as defined in Section 5 of the 1940 Act; or

vii.	Customer changes its fundamental or material investment policies.

(d)	Each of the following events constitutes a “Default” and shall be an “Event of Default” for purposes of the Account Agreement:

i.	Customer fails to meet the Collateral Requirements within the time periods set forth in Section 10; provided that, it shall not be a Default if (A) such failure is caused by an error or omission of an administrative or operational nature (an “Admin/Ops Error”), (B) funds were available for Customer to pay or post, as applicable, when due, (C) (i) BNPP PB has notified Customer of such failure via email to FSCIF_Team@fsinvestments.com and FXCM@goldentree.com (a “Payment Fail Notice”), Customer has informed BNPP PB of the cause of the Admin/Ops Error and BNPP PB reasonably accepts Customer’s explanation and (ii) Customer has provided proof (which will be in writing if practicable under the circumstances and may be via email) reasonably satisfactory to BNPP PB of (A) and (B), and (D) such posting is made by within one (1) Business Day after such payment or posting was originally due;

ii.	Customer fails to deliver, or cause the delivery of, financial information within the time periods set forth in Section 12 and such failure is not remedied within (A) five (5) Business Days for a failure under Sections 12(a), 12(b) and 12(c), and (B) one (1) Business Day for a failure under Section 12(d);

iii.	the Net Asset Value of Customer declines below the Net Asset Value Floor;

iv.	any representation or warranty made or deemed made by Customer to BNPP PB under any 40 Act Financing Agreement (including under Section 11 hereof) proves false or misleading when made or deemed made;

v.	Customer fails to comply with or perform any other agreement or obligation under this Agreement or the other 40 Act Financing Agreements (other than those agreements and obligations already covered by this Section 13, in which case the relevant subsection shall govern) if such failure is not remedied within 10 Business Days after notice of such failure is given to Customer;

vi.	Customer becomes bankrupt, insolvent, or subject to any bankruptcy, reorganization, insolvency or similar proceeding or all or substantially all of its assets become subject to a suit, levy, enforcement, or other legal process where a secured party maintains possession of such assets, has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger), seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all of its assets, has a secured party take possession of all or substantially all of its assets, or takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts; or

vii.	the occurrence of a repudiation, misrepresentation, material breach or the occurrence of a default, termination event or similar condition (howsoever characterized, which, for the avoidance of doubt, includes the occurrence of an Additional Termination Event under an ISDA Master Agreement) by, or with respect to, Customer under any contract or agreement with a BNPP Entity or affiliate of a BNPP Entity; provided that, with respect to defaults not resulting from payment, posting or margin delivery failures, such event has resulted in the acceleration, termination or close-out of all transactions under such contract (howsoever characterized).

(e)	Customer may terminate this Agreement at any time upon written notice to BNPP PB.

14.	Notices –

Notices under this Agreement shall be provided pursuant to Section 12(a) of the Account Agreement.

15.	Compliance with Applicable Law –

(a)	Notwithstanding any of the foregoing, if required by Applicable Law (including, for the avoidance of doubt, any new or amended final and effective rules, guidelines (to the extent such guidelines are applied generally to customers of BNPP PB who (x) have received margin loans from BNPP PB and (y) are an investment company registered under the 1940 Act) and directives promulgated in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act) –

i.	the BNPP Entities may terminate any 40 Act Financing Agreement and any Contract;

ii.	BNPP PB may recall any outstanding cash loan under the 40 Act Financing Agreements;

iii.	BNPP PB may modify the method for calculating the Collateral Requirements; and

iv.	the BNPP Entities may take Default Action;

each action shall be taken solely to the extent required to comply with Applicable Law.

(b)	This Agreement will not limit the ability of BNPP PB to change the product provided under this Agreement and the other 40 Act Financing Agreements as necessary to comply with Applicable Law (including, for the avoidance of doubt, any new or amended rules, requests, guidelines (to the extent such guidelines are applied generally to customers of BNPP PB who (x) have received margin loans from BNPP PB and (y) are an investment company registered under the 1940 Act) and directives promulgated in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act); provided that (i) Customer may terminate this Agreement within thirty days following any such change by the giving of written notice to BNPP PB, and (ii) if no such notice has been received by BNPP PB by the end of such thirty-day period, then Customer’s termination rights shall be as set forth in Section 13(e) hereof.

(c)	The BNPP Entities may exercise any remedies permitted under the Contracts if Customer fails to comply with Applicable Law.

16.	Miscellaneous –

(a)	In the event of a conflict between any provision of this Agreement and the other 40 Act Financing Agreements, this Agreement prevails.

(b)	This Agreement is governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws doctrine other than Title 14 of Article 5 of New York General Obligations Law.

(c)	Section 16(c) of the Account Agreement is hereby incorporated by reference in its entirety and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein.

(d)	This Agreement may be executed in counterparts, each of which will be deemed an original instrument and all of which together will constitute one and the same agreement.

(e)	Notwithstanding anything to the contrary contained in the 40 Act Financing Agreements, absent fraud and gross negligence, any amounts owed or liabilities incurred by Customer in respect of any Obligations owed by Customer under any Contract may be satisfied solely from the assets of Customer. Without limiting the generality of the foregoing, in no event shall BNPP PB or the BNPP Entities have recourse, whether by setoff or otherwise, with respect to any amounts owed or liabilities incurred, to or against (i) any assets of any persons or entity (including, without limitation, any person or entity whose account is under the management of the investment manager of Customer) other than Customer, (ii) any assets of any affiliate of Customer, or (iii) any assets of the adviser or manager of Customer or any affiliate of such manager or adviser.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of October 25, 2017.

FS CREDIT INCOME FUND

By:	/s/ Edward T. Gallivan, Jr.
Name: Edward T. Gallivan, Jr.
Title: Chief Financial Officer

BNP PARIBAS PRIME BROKERAGE INTERNATIONAL, LTD.

By:	/s/ JP Muir
Name: JP Muir
Title: Managing Director

By:	/s/ Jeffrey Lowe
Name: Jeffrey Lowe
Title: Managing Director